MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2012

Cautionary Note regarding Forward Looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements" and information. These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to take place in the future are forward- looking statements and information. Although the Company believes the expectations expressed in such forward- looking statements and information are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements and information. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, drilling and development results, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

Cautionary Note regarding Non-GAAP Measurements

Cash cost per ounce/tonne is a not a generally accepted accounting principle ("GAAP") based figure but rather is intended to serve as a performance measure providing some indication of the mining and processing efficiency and effectiveness of operations. It is determined by dividing the relevant mining and processing costs including royalties by the ounces produced/tonnes milled in the period. There may be some variation in the method of computation of "cash cost per ounce/tonne" as determined by the Company compared with other mining companies. Cash costs per ounce/tonne may vary from one period to another due to operating efficiencies, waste to ore ratios, grade of ore processed and gold recovery rates in the period. We provide this measure to our investors to allow them to also monitor operational efficiencies. As a Non-GAAP Financial Measure cash costs should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Adjusted loss per share is also a Non-GAAP measure and is calculated by excluding the impact of certain fair-value accounting charges and once-off transactions. We also make reference in our disclosures to “working capital” which is also a Non-GAAP measure and includes cash and cash equivalents, trade and other receivables, current inventories, trade payables and accrued liabilities. There are material limitations associated with the use of such Non-GAAP measures.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2012

Great Basin is a mineral exploration and development company that is currently focused on delivering two advanced stage projects: trial mining at the Hollister Gold Project (“Hollister”) on the Carlin Trend in Nevada, USA and production ramp-up of the Burnstone Mine (“Burnstone”) in the Witwatersrand Goldfields in South Africa. Due to delays experienced in the Burnstone production ramp-up which have caused near term liquidity challenges for the Company, a special committee of directors was formed to pursue a strategic review process with the objective to alleviate these strains by exploring alternatives which include possible asset divestitures, refinancing and/or other financial restructuring. The strategic process is further discussed below.

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the annual financial statements of Great Basin Gold Ltd. ("Great Basin", the "Company", or the “Group”) for the years ended December 31, 2011 and 2010 which are prepared in accordance with International Financial Reporting Standards (“IFRS” or “GAAP”) and are available through the internet on SEDAR at www.sedar.com. All dollar amounts herein are expressed in Canadian Dollars (“$”) unless stated otherwise. This MD&A is prepared as of August 14, 2012.

1.	Executive summary

Combined Operations

	3 months ended			6 months ended
	June 30 2012	March 31 2012	June 30 2011	June 30 2012	June 30 2011
Recovered Au eqv oz	21,080	22,911	31,651	43,990	61,244
Au eqv oz sold	20,473	21,555	40,141	42,028	60,259
Realized Au eqv price	$1,581	$1,548	$1,413	$1,564	$1,379
Revenue ($’000)	$32,371	$33,373	$56,738	$65,744	$83,081
(Loss) profit from operating activities ($’000)	($19,641)	($7,650)	$6,808	($27,291)	$6,431
Net (loss) profit ($’000)	($21,990)	($17,770)	($1,051)	($39,760)	($21,392)
Adjusted loss per share	($0.05)	($0.03)	($0.00)	($0.08)	($0.02)

Hollister

23,720 tonnes (Q1, 2012:21,142 tonnes) were trial mined at the Company's Hollister operation in Q2, 2012 yielding 14,857 gold equivalent contained ounces (Q1, 2012:20,459 Au eqv oz). Although tonnage mined was slightly below planned levels, a lower-than-plan mining grade of 0.63 Au eqv oz/t (Q1, 2012:0.97 Au eqv oz/t) resulted in a lower than planned recovery of 14,688 Au eqv oz for the quarter (Q1, 2012:16,240 Au eqv oz). The high grade nature of the Hollister ore body can lead to quarterly grade fluctuations which is evident when comparing the grade of 1.35 Au eqv oz in Q2 2011 to the grade of 0.63 Au eqv oz/t achieved in Q2 2012. In order to counter decreasing grade trends, efforts in the current (third) quarter are focused on decreasing stope width and controlling dilution with early indications of up to 20% reduction in stope widths being achievable. Long hole stoping accounted for approximately 11% of production during the period and was also the main contributor to the excessive dilution. Current mine planning suggests an increase in grade for the remainder of the year as a result of higher-grade stopes being available for mining. The Company is currently updating its mine plan in conjunction with updating reserve estimates which may impact production estimates going forward.

During the first half of 2012, Hollister experienced challenges in mining flexibility due to the lack of available working stopes as well as a high rate in personnel turnover. Development for the quarter was focused on providing access to the Upper Zone for additional delineation, infrastructure construction, and accelerated production from higher grade mining areas.

The Esmeralda Mill at 93% availability processed 25,811 dry tonnes during the quarter (Q1, 2012:20,042 tonnes) and during Q2 2012 achieved recoveries of 90% and 59% for gold and silver respectively (Q1, 2012:87% Au and 62% Ag). Work on the acid wash and carbon regeneration circuit was completed during June, 2012 and all dore is now being poured on site.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2012

14,863 Au eqv oz were sold during the quarter (Q1, 2012:15,357 Au eqv oz) with Au eqv oz recovered not sold decreasing by 2,239 to 12,208 Au eqv oz on June 30, 2012. Cash costs per Au eqv oz for the quarter of $983 were recorded (Q1, 2012:$850) and were negatively impacted by the lower mining grade achieved as well as the additional transport costs incurred to process the carbon at Rand Refinery in South Africa.

Burnstone

Technical challenges at the Burnstone mine continued in the second quarter with the temporary service water handling system failing to serve the increasing mining areas during May and June which severely adversely affected production levels. Development and stoping activities were constrained due to the limited supply of service water. Although a temporary solution was implemented by early June, and production and development levels in July were back to levels achieved at the end of 2011, quarterly targeted levels for development and stoping were not met and this will have a related negative impact on production targets for the remainder of the year.

As a result of the infrastructural challenges, the Burnstone operations produced 6,392 Au oz for the quarter (Q1, 2012: 6,671 Au oz), compared to the forecast of 17,790 Au oz. Good progress is being made with the completion of the permanent water handling system expected to be commissioned during the September quarter which will reduce the risk of production interruptions as a result of service water supply.

Good progress was also made during the quarter with vertical shaft and other infrastructure construction that will enable the mine to regain its momentum in meeting the increasing development and production targets. Cash costs for the quarter of $2,325 were recorded (Q1, 2012 : $2,182) and were impacted by the low head grade of material delivered to the mill but due to the low volumes from the delay in ramp-up these costs are not yet considered meaningful relative to post-ramp-up (steady state) production cost estimates. Steady state production is not expected to be achieved until 2014.

The Company plans to implement a number of steps in the near term as part of its Burnstone turnaround plan. The Company believes it will be able to reduce costs through reduction of off-site supervisory and premises costs and improved use of labour and water-handling. These cost saving actions could result in aggregate reductions in the range of ZAR20 million ($2.5 million) per month after a few months. Based in part on discussions with the Snowden Group, the independent technical advisors retained by the Company’s lenders, the Company's management currently estimates production in 2012 of 30,000 Au eqv ounces and 90,000-100,000 Au eqv ounces in 2013.

Financial Results and Corporate Matters

Revenue of $32 million was recorded for the quarter, a decrease of 44% over the comparative period in 2011. The decrease in revenue can largely be attributed to the decrease in ounces sold from the Company’s Nevada operations which had sold a record amount of metal in Q2 2011 as a result of exceptionally high grade material and settlement of some ounces recovered in Q1 2011. The increase in cash and non-cash costs had a negative impact on the loss from operations which came to $20 million (Q2, 2011:$7 million profit). A further $1.4 million impairment charge arising from the loan advanced to our South African BEE partner (Tranter) was recorded. The guarantee has now been fully called upon and the monies loaned by Great Basin to Tranter and in turn paid by Tranter to its banker, Investec, have been written down to a nominal value in the Great Basin accounts. The operational performance from the Nevada and South African operations resulted in a working capital deficit of approximately $23 million on June 30, 2012.

Strategic Review Process

The Company also announced that its Board of Directors has recently initiated a review process to consider a range of strategic alternatives with a view to preserving and enhancing shareholder value in light of the continuing financial challenges resulting from the operational challenges experienced particularly with the production ramp up at the Burnstone mine. Strategic alternatives are likely to include, but are not limited to, the sale of all or a portion of the Company's assets, a merger or other business combination transaction involving a third party acquiring all of the Company, a capital raising, sale of royalties or metal streams, recapitalization, reorganization, or restructuring of the Company, as well as continued execution of the Company's existing business plan, or some combination of these alternatives.

A special committee ("Special Committee"), consisting of independent directors, Ron Thiessen, Patrick Cooke, Anu Dhir, Barry Coughlan and Philip Kotze has been appointed to oversee the strategic review process. CIBC World Markets Inc. (“CIBC”) has been retained as financial advisor to the Board.

As part of this strategic review process the Company’s President, Chief Executive Officer (“CEO”) and director, Mr Dippenaar has resigned with immediate effect and Mr Lou van Vuuren, the Company’s Chief Financial Officer (“CFO”) has been appointed as Interim CEO with immediate effect. In addition, Patrick Cooke, a director of the Company and the audit committee chair, will temporarily serve as unremunerated Interim CFO.

The Company has implemented an aggressive cost reduction program and is also working with its lenders to potentially restructure the current term loan facilities to improve the Company’s cash flow in the short to medium term. The Special Committee currently intends to seek to raise through a combination of asset sales or new equity a minimum amount of $60 million to relieve the near and intermediate liquidity concerns.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2012

It is the Company's current intention not to disclose developments with respect to the strategic review process unless and until the Board of Directors has approved a specific transaction or otherwise determines that disclosure is necessary or appropriate. Investors should be aware that financing will be solicited on terms the Company can not currently predict and that a transaction could be announced at any time. The Company cautions that there are no assurances or guarantees that the process will result in a transaction or, if a transaction is undertaken, as to the terms or timing of such transaction.

Ron Thiessen, Great Basin Chairman, commented: “The water infrastructure setbacks at our Burnstone mine and the slower access to higher grade stopes at Hollister converged at a difficult time and have created a near term liquidity challenge for the Company which the Special Committee will need to address as a priority. While the Board believes in the underlying value of the Company’s two principal gold projects, our current financial situation requires that we investigate all potential liquidity sources. As our financial situation and the results of our Strategic Review process may require us to institute material changes in the Company, the Board felt changes in the executive suite were prudent. Mr Dippenaar oversaw the development of the Company’s two gold mining projects during a period which witnessed the worldwide financial crisis, skyrocketing capital cost and other challenges which the Company ultimately overcame. We thank him for his dedication and wish him well in his future endeavours. Mr van Vuuren has been Great Basin’s CFO since 2008, has longterm relationships with the Company’s lenders and understands every facet of the Company’s operations. He will be of key assistance to the Special Committee and we welcome his assumption of duties as Interim CEO.”

2.	Results of Operations

Revenue

The table below provides a summary of Au eqv oz sold.

	3 months ended			6 months ended
	June 30 2012	March 31 2012	June 30 2011	June 30 2012	June 30 2011
Au eqv oz sold – Nevada operations	14,863	15,357	34,522	30,220	51,846
Au eqv oz sold – South African operations	5,610	6,198	5,619	11,808	8,413
Total Au eqv oz sold	20,473	21,555	40,141	42,028	60,259

Au eqv oz sold for the quarter by our Nevada operation were impacted by the time delay in completing final settlements for the carbon processed through third party refiners as well as the lower average contained Au eqv grade and tonnes trial mined. Recovered metal not sold decreased by 2,239 Au eqv oz to 12,208 Au eqv oz during the quarter following a settlement adjustment of 2,360 Au eqv oz from in-carbon inventory. The completion of the upgrade to the acid wash and carbon regeneration circuit in June 2012 allowed for dore to again be poured at our Esmeralda mill which reduced our dependency on third party refiners.

Revenue from our South African operation was below plan for Q2 2012 due to challenges experienced in increasing the levels of production while completing the permanent water reticulation and materials hoisting infrastructure. Ore tonnages for the quarter were constrained by the available water reticulation and hoisting capacity which resulted in limited stoping in the mining areas. The completion of the permanent water reticulation and hoisting infrastructure during Q3 2012 will allow for an increase in ore tonnes mined and Au oz recovered. Refer to section 4.2 below for additional information on the impact of the infrastructural constraints on production for the second quarter.

Included in revenue for the quarter is $1.8 million (Q1 2012:$1.9 million) derived from the sale of 63,013 Ag oz (Q1 2012:71,524 Ag oz) trial mined at our Hollister property.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2012

Production costs

The following table provides a breakdown of the production costs incurred.

	3 months ended			6 months ended
	June 30 2012	March 31 2012	June 30 2011	June 30 2012	June 30 2011
Production costs – Nevada operations ($’000)	16,540	13,043	20,840	29,583	32,080
Production costs – South African operations ($’000)	13,625	14,028	8,432	27,653	10,888
Total production costs ($’000)	30,165	27,071	29,272	57,236	42,968
Cash production cost per Au eqv oz – Nevada operations	$983	$850	$611	$915	$631
Cash production cost per Au oz – South African operations	$2,325	$2,182	$1,883	$2,250	$2,300
Cash production cost per tonne – Nevada operations	$566	$651	$703	$603	$680
Cash production cost per tonne – South African operations	$58	$89	$57	$69	$63

The increase in cash production costs for the Nevada operations as compared to Q1, 2012 as well as the comparative 2011 quarter is mainly due to the in-carbon gold transport costs incurred in sending the carbon to Rand Refinery in South Africa as well as the lower grade material extracted from trial mining activities. Although the additional carbon transport costs also negatively impacted on the costs per tonne, the comparison of the costs per tonne is a more accurate indication of the cost control efforts at our Nevada operations and also highlights the impact on cash costs as a result of grade variances.

The average head-grade of material delivered to the mill at our South African operations negatively impacted on the cost on a per ounce basis. Cost per tonne remains within the target range with the impact of an increase in volume evident when the cost per tonne of Q1 2012 is compared to the cost per tonne for Q2 2012.

Depletion charge

	3 months ended			6 months ended
	June 30 2012	March 31 2012	June 30 2011	June 30 2012	June 30 2011
Nevada operations ($’000)	1,086	1,004	1,625	2,090	2,720
South African operations ($’000)	51	56	231	107	270
Total ($’000)	1,137	1,060	1,856	2,197	2,990

This is a non-cash amortization charge on the Hollister and Burnstone mineral properties.

Depreciation charge

	3 months ended			6 months ended
	June 30 2012	March 31 2012	June 30 2011	June 30 2012	June 30 2011
Nevada operations ($’000)	993	970	1,265	1,963	1,986
South African operations ($’000)	3,050	2,417	4,719	5,467	5,212
Total ($’000)	4,043	3,387	5,984	7,430	7,198

This is a non-cash depreciation charge for the Nevada and South African operations.

Exploration expenses

The exploration expenses predominantly relate to exploration at our Hollister property which amounted to $2.4 million for the quarter (Q1 2012:$1.7 million) and $4.1 million year to date (2011:$5.5 million). The balance relates to our Tanzanian properties, with minimal costs incurred on exploration activities at Burnstone.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2012

Pre-development expenses

Pre-development expenditures relate to underground development at our Hollister Project which amounted to $5.1 million (Q1 2012:$4.7 million) for the quarter and $9.8 million year to date (2011:$7.4 million). Additional development was incurred during H1 2012 to improve flexibility for trial mining for the remainder of 2012. Underground development costs at our Hollister project will be expensed until such time as the Environmental Impact Statement (“EIS”) has been completed (expected Q3 2012). Refer to section 4.1 for more details on the Hollister Project permitting.

Foreign exchange gain

This movement predominantly relates to the fluctuation between the Canadian dollar (“$”) and United States dollar (“US$”) on the US$150 million term facility agreement as well as the associated Zero Cost Collar (“ZCC”) hedge structure as these are denominated in US$.

Stock based compensation

The income statement charge relating to this non-cash expense is a function of the quantum and timing of stock options issued with the valuation and charge related thereto a Black Scholes function of the option price and volatility of the Company’s share price. As a result of the decline in the Company’s share price and to retain key decision makers and employees, Directors, employees and certain consultants were allowed to cancel unexercised employee and non-employee stock options and receive new options equal to 50% of the cancelled options at an exercise price of $0.75 and vesting period of 24 months. The cancellation of these options was concluded on June 7, 2012. The impact of the cancellation and replacement of these options will have a $1.7 million impact on earnings over the 24 month vesting period.

Impairment of loan due from related party

An impairment provision for a further $1.4 million (Q1 2012:$2.6 million) was recorded during the quarter against the loan advanced to our BEE partner under the 2010 guarantee agreement as a result of the prolonged decrease in the value of the Company shares owned by our BEE partner that serves as collateral for the advance. Refer to section 7 for further details.

Loss on derivative instruments

a.	Unrealized profit (loss) and mark-to-market adjustments on financial instruments

A net profit of $8.1 million (Q1 2012: loss of $0.5 million) was recognized during the quarter on the fair value movement of the ZCC hedge programs totaling to a year to date profit of $7.6 million (2011:loss of $7.4 million) . A fair value loss of $7.3 million was recorded in March 2011 on initial recognition of the ZCC hedge program for the US$70 million term loan. The fair value adjustment recorded in the financial statements is calculated with reference to the price of the call options and is impacted by gold price volatility, US interest rates and the quantity and remaining term of the put and call options in the structure. Refer to section 11 for further detail on the ZCC hedge structures.

b.	Loss on settlement of Senior Secured Notes

During Q1 2011 this non-cash accounting charge of $8.8 million was recorded as a result of the accounting policy followed for the Senior Secured Notes that were issued in 2008. A monthly accretion charge to increase the recorded liability was processed to increase the liability to the settlement value over the maturity period of the notes. Due to the notes being settled on March 15, 2011 as opposed to their original due date of December 12, 2011 the remaining accretion charge was recorded on the day of settlement, resulting in an accounting loss on settlement. From a cash flow perspective the notes were settled in terms of the note agreement and no additional costs were incurred on settlement.

Other comprehensive loss

A $25 million cumulative translation adjustment debit was recorded for the quarter (Q1 2012:$19 million credit) relating to the South African Rand (“ZAR”) weakening and the US$ strengthening against the $. The translation adjustment is recorded on conversion of the respective subsidiaries’ trial balances from their functional currency to the reporting currency of the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2012

3.	Financial condition review

Total assets

Total assets increased by $38 million and current assets decreased by $6 million since December 31, 2011, predominantly due to the decrease in cash and cash equivalents and trade and other receivables while the recorded value of inventories increased. The net movement in total assets includes a $13 million depreciation and depletion charge as well as $7 million credit in foreign exchange movement on property, plant and equipment following the devaluation of the ZAR against the $.

Total liabilities

Total liabilities increased by $25 million since December 31, 2011 mainly due to the following reasons:

  Trade payables and accrued liabilities
  Increased by $22 million following the execution of a $25 million short term gold advance in June 2012.

  Long term debt
  The Convertible Debentures increased by $4 million due to the accretion charge being recorded over the term of this facility.

  Other liabilities
  The fair value adjustment on the ZCC programs resulted in a $7 million decrease in the liability.

Shareholder’s equity

During the six months ended June 30, 2012, the Company’s issued share capital increased by 76.7 million common shares due to the completion of a $57 million public offering in April 2012.

At June 30, 2012 and the date of this MD&A, the Company had 552 million common shares and 38 million share purchase warrants issued and outstanding. A further 16 million share options were also issued and outstanding.

Liquidity

The Company generated net cash of $3.6 million from operating activities during the quarter, compared to $23.8 million for the comparative period. The pre-development costs incurred at the Company’s Hollister project are being expensed and are also included under cash utilised in operating activities as opposed to investment activities where capital development is included.

Cash utilized in investment activities decreased to $34.3 million during the quarter compared to $58.1 million in Q2 2011.

Net proceeds of $3.5 million were received from financing activities during Q2 2012 (Q2 2011:$4.4 million). The net proceeds relate predominantly to the closing of the over-alotment of the March 2012 public offering (refer below) and a further $10 million drawn on the $150 million credit facility.

The Company monitors its spending plans, repayment obligations and cash resources and acts with the objective of ensuring that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents.

The slower than planned production build-up during the later part of Q2 2011 at Burnstone had a consequential impact on the cash resources of the Company. On March 15, 2012 the Company announced that it has entered into an agreement pursuant to which a syndicate of Underwriters have agreed to, on a bought deal basis, to buy 66,700,000 units of the Company (the “Units”), at a price of $0.75 per unit, for aggregate gross proceeds of approximately $50 million (the "Offering"), by way of a short form prospectus. Each unit consisted of one common share of Great Basin Gold (a “Common Share”) and one half of a purchase warrant (each whole warrant, a “Warrant”). Each warrant will be exercisable for a period of 2 years following the closing of the Offering at an exercise price of $0.90 per warrant. The Offering successfully closed on March 30, 2012 with the 15% over-allotment option granted to the Underwriters closing on April 5, 2012. Net proceeds from the Offering, totaling $54 million, were primarily used for the production ramp up of the Burnstone Mine.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2012

Strategic Review Process

On August 14, 2012 the Company announced that its Board of Directors has recently initiated a review process to consider a range of strategic alternatives with a view to preserving and enhancing shareholder value in light of the continuing financial challenges resulting from the operational deficiencies experienced particularly with the production ramp up at the Burnstone mine. Strategic alternatives are likely to include, but are not limited to, the sale of all or a portion of the Company's assets, a merger or other business combination transaction involving a third party acquiring all of the Company, a capital raising, recapitalization, reorganization, or restructuring of the Company, as well as continued execution of the Company's existing business plan, or some combination of these alternatives.

A Special Committee ("Special Committee"), consisting of independent directors, Ron Thiessen, Patrick Cooke, Anu Dhir, Barry Coughlan and Philip Kotze has been appointed to oversee the strategic review process. CIBC has been retained as financial advisor to the Board.

The Company has also implemented an aggressive cost reduction program and is also working with its lenders to potentially restructure the current term loan facilities to improve the Company’s cash flow in the short to medium term.

It is the Company's current intention not to disclose developments with respect to the strategic review process unless and until the Board of Directors has approved a specific transaction or otherwise determines that disclosure is necessary or appropriate. The Company cautions that there are no assurances or guarantees that the process will result in a transaction or, if a transaction is undertaken, as to the terms or timing of such transaction.

At June 30, 2012, the Company had a net working capital1 deficit of $23 million that included $17 million in cash reserves.

The Company has no "Purchase Obligations", defined as “any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction”.

4.	Operations review

4.1	Nevada Operations

The Company’s Nevada operations consist of trial mining at the Hollister Gold Project (“Hollister”) located in the northern part of the Carlin Trend and the Esmeralda Property and Mill (“Esmeralda”) located in south west Nevada close to the border between Nevada and California. Great Basin’s surface exploration efforts at Hollister during 1997-2001 resulted in the discovery and delineation of several high-grade epithermal gold-silver vein systems on the property. The main vein systems, called Clementine and Gwenivere, have been accessed by decline and underground development for geological and resource confirmation and trial extraction of mineral resources; the development also provides staging for the ongoing exploration and development drilling that is in progress.

______________________________
1 Working capital includes cash and cash equivalents, trade and other receivables, inventories, trade payables and accrued liabilities and is considered a non-GAAP measure.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2012

The Environmental Impact Statement (EIS) process for the Hollister Project is currently underway by the Bureau of Land Management (“BLM”). Pending the completion of the EIS process and receipt of BLM approval for the amended Plan of Operations, the underground exploration and development activities at Hollister must be conducted within the 275,000 ore tons per year limit set out in the Water Pollution Control Permit issued by the Nevada Department of Environmental Protection, and in a manner that aims to fully protect the environment and archaeological resources near the development and will not create any additional surface disturbance or significant new environmental impacts.

Esmeralda consists of patented and unpatented mining claims, fee lands, water rights and a mill. Ore extracted through the trial mining activities conducted at Hollister is trucked to Esmeralda for metallurgical processing.

Other features of Esmeralda include crushing facilities, stockpile areas, waste rock facilities, roads and other miscellaneous areas. There are currently no mining activities or further exploration work being conducted at Esmeralda.

Esmeralda is approximately 220 miles (354 kilometers) from Winnemucca and approximately 290 miles (467 kilometers) from Hollister with 80% of the latter distance over paved roads.

Trial stoping and milling

	3 months ended			6 months ended
	June 30 2012	March 31 2012	June 30 2011	June 30 2012	June 30 2011
Ore tonnes to surface	23,719	21,142	25,297	44,861	47,125
Contained Au oz extracted	13,311	18,087	28,075	31,398	48,252
Contained Ag oz extracted	72,144	110,712	233,880	182,856	393,328
Contained Au eqv oz extracted	14,857	20,459	34,246	35,316	56,680
Contained average grade Au oz/tonne (gram/tonne)	0.56 (17.45 g/t)	0.86 (26.6 g/t)	1.11 (34.52 g/t)	0.70 (21.77 g/t)	1.02 (31.85 g/t)
Contained average grade Ag oz/tonne (gram/tonne)	3.04 (94.55 g/t)	5.24 (162.9 g/t)	9.25 (287.56 g/t)	4.08 (126.78 g/t)	8.35 (259.71 g/t)
Tonnes milled	25,811	20,042	22,237	45,853	43,871
Recovered Au oz	13,625	14,758	23,179	28,383	45,191
Recovered Ag oz	49,589	69,147	151,825	118,736	263,582
Recovered Au eqv oz	14,688	16,240	26,757	30,927	50,839
Recovery % Au	90%	87%	95%	89%	92%
Recovery % Ag	59%	62%	75%	61%	75%
Au eqv oz sold	14,863	15,357	34,522	30,220	51,846

The Nevada operations extracted 14,857 Au eqv ounces from trial mining activities during the quarter, (Q1 2012: 20,459). As previously indicated, the high grade nature of the Hollister ore body can lead to quarterly grade fluctuations which is evident when comparing the grade of 1.35 Au eqv oz in Q2 2011 to the grade of 0.63 Au eqv oz/t achieved in Q2 2012. Current mine planning suggests an increase in grade for the remainder of the year as a result of higher grade stopes being available for mining. The Company is currently updating its mine plan in conjunction with updating reserve estimates which may impact production estimates going forward.

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2 Gold equivalent (“Au eqv”) calculations use US$1,400/oz for Au and US$30/oz for Ag.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2012

The decision taken in the beginning of 2012 to focus on additional ore development with the aim to improve mining flexibility by increasing the availability of additional stopes to allow for improved grade blending of extracted ore, is expected to have a positive impact on the mining grade for the remainder of the year.

Recoveries from our Esmeralda mill improved during Q2 2012 due to more effective carbon stripping following the completion of the installation of the remaining components of the acid wash and carbon regeneration circuit during the quarter. Further improvements to recoveries are expected in Q3 2012 as the newly commissioned stripping circuit is optimized. The final shipments of carbon to Rand Refinery in South Africa were completed during the quarter with the final settlement of recoveries from the carbon to be finalized during Q3 2012. Metal in-process and at the refiners decreased by 2,239 Au eqv oz to 12,208 Au eqv oz at the end of the quarter as a result of the discontinuing of the carbon shipments as well as a carbon inventory adjustment on final assays received. Inventory balances are expected to decrease further during Q3 2012 now that dore is being poured at the Esmeralda mill again and as a result of the settlement of the final assays on the carbon campaign.

Recovered ounces are expected to return to the quarterly average of 20,000 – 24,000 Au eqv oz as a result of the improvement in mining grade well as the further improvement in recoveries.

Progress on the Environmental Impact Statement

The Draft EIS was published in the federal register on June 1, 2012, which commenced a 45 day public comment process which ended June 15. Twenty eight comment letters and/or emails were received. Management is of the opinion that the comments received have already been substantively addressed in the Draft EIS, but any decision lies with BLM. The Company will meet with BLM and the third party contractor to review the comments and decide on the approach to responding to those comments. Should BLM agree with management that no additional analyses will be necessary the targeted timing for the record of decision would remain late November 2012.

Underground Exploration

In total 65 boreholes (15,656 feet or 4,744 meters) were completed during the quarter. These comprised 2 exploration and cover boreholes testing Pit Feeder targets (totaling 1,507 feet or 457 meters), and 63 stope delineation holes (totaling 14,173 feet or 4,295 meters). As of the end of June 2012, three (3) drills were running underground; the Bazooka drill at 5460 MB Main Clementine, the SJ 252 in the 5050 WLAT MB1 East Clementine; the U6 drill in the 5190WLAT effecting Gloria in fill.

Surface Exploration

The target rationalization and prioritization at Hollister continued during the reporting period with a number of new targets to be investigated in future. These targets include:

  a number of structures that are similar to those that control the geometry of the Gwenivere and Clementine vein systems;

  To the southeast, altered intrusive rocks have been interpreted from the geophysical data, interfacing with the Hatter vein system. The planned Hatter drilling program will provide orientated core for the analysis of structural controls to the vein system. Surface mapping has indicated a ENE-WSW trend (as opposed to E-W). An initial borehole completed in May confirmed two orientations of mineralized veining, supporting a N-S and E-W structural control;

The existence of Carlin age (38-43 Million year old) mineralization in the southeastern portion of the claim block cannot be ruled out. In this area, a conspicuous structural interface with the Carlin Trend has been identified which warrants further investigation. CSMAT high resolution resistivity data, when integrated with empirical borehole data, has defined the potential for a number of new vein system targets. Final approvals to continue with the surface drilling program were obtained from the BLM in May following a site visit. Initial drilling on the surface diamond drilling program planned for the Hatter and Velvet South / Butte East targets was initiated in May 2012. Two boreholes were completed on the Hatter and Velvet targets while the planned surface program includes a further eight orientated core boreholes on the Hatter target and in the order of twenty-two boreholes testing the Butte East and Velvet South targets. The surface drilling program will be continued once adequate cash flow from operations are generated to fund the program.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2012

Preliminary assay results for the 2 Hatter / Velvet surface boreholes are indicated below:

Vein System	Drill Hole ID	Vein Intersect (ft)		Drilled Thickness (ft)	Est. True Thickness (ft)	Analytical Results
		From	To			Au (opt)	Au (g/t)	Ag (opt)	Ag (g/t)
Hatter	HAT 002	1397.5	1398.4	0.9	0.3	0.069	2.37	3.2	109
Hatter	HAT 002	1473.2	1474.7	1.5	0.5	0.170	5.83	0.1	3
Velvet	VEL 003	290.0	293.0	3.0	1.7	0.061	2.10	<0.1	0.6
Velvet	VEL 003	370.4	374.2	4.2	2.4	0.071	2.44	0.1	4
Velvet	VEL 003	795.9	801.5	4.6	2.6	0.106	3.64	<0.1	0

Plans for remainder of 2012

The Company plans to continue its trial mining (ore removal and test-processing) activities at Hollister within the allowable ore tonnage authorizations of its existing permits, with all extracted material to be processed at the Esmeralda mill. The Nevada operations plan to produce an estimated 70,000 to 80,000 Au eqv oz in 2012 at a cash production cost estimated to range between US$850 to US$950 for the full year.

The Company is continuing with underground infill drilling with a view to bringing the current inferred mineral resources into the indicated or measured categories, as well as step-out drilling to further explore the potential for western, eastern and Upper Zone extensions to the mineralized vein systems. The results of underground mapping and exploration drilling continue to refine the Company’s understanding of the Hollister Property deposit, to the extent that additional vein style mineralization targets have been identified outside of the Clementine – Gwenivere system. Surface drilling to further test the Hatter and Butte East / South Velvet targets has been put on hold and will be dependent on sufficient cash resources.

The Company will also continue working on finalization of the EIS for Hollister by Q4 2012.

4.2	South African operations

The Burnstone Mine is located in the South Rand area of the Witwatersrand Goldfields, approximately 50 miles (80 kilometers) southeast of the city of Johannesburg and near the town of Balfour. The Burnstone Mine has received all of the required permits to complete the development and to commence full-scale underground mining. Blocks B and C are the areas of the ore body to be mined in the next 36 months, while underground access to the remaining areas of the ore body under the mine plan is being developed.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2012

Production results

	3 months ended			6 months ended
	June 30 2012	March 31 2012	June 30 2011	June 30 2012	June 30 2011
Ore development (meters)	1,766	2,542	1,550	4,308	2,717
Waste development (meters)	1,476	1,170	1,872	2,646	3,955
Total development (meters)	3,242	3,712	3,422	6,954	6,672
Stoping (square meters)	4,916	7,029	5,122	11,945	8,882
Ore tonnes to surface – development	103,671	126,872	154,849	230,543	230,457
Ore tonnes to surface – stoping	12,987	24,712	22,990	37,699	39,498
Ore tonnes to surface – total	116,658	151,584	177,839	268,242	269,955
Contained Au oz extracted - development	2,023	3,895	3,168	5,918	5,688
Contained Au oz extracted - stoping	1,795	3,411	1,830	5,206	2,719
Contained Au oz extracted - total	3,818	7,306	4,998	11,124	8,407
Contained average grade Au eqv oz/tonne (g/t)– development	0.02 (0.61 g/t)	0.03 (0.95 g/t)	0.02 (0.64 g/t)	0.03 (0.87 g/t)	0.02 (0.64 g/t)
Contained average grade Au eqv oz/tonne (g/t) – stoping	0.14 (4.30 g/t)	0.14 (4.29 g/t)	0.08 (2.57 g/t)	0.14 (4.30 g/t)	0.07 (2.25 g/t)
Contained average grade Au eqv oz/tonne (g/t) – total	0.03 (1.01 g/t)	0.05 (1.44 g/t)	0.03 (0.96 g/t)	0.04 (1.20 g/t)	0.03 (0.96 g/t)
Tonnes milled	231,513	151,873	202,660	383,386	402,538
Recovered Au oz	6,392	6,671	4,894	13,063	10,405
Recovery % Au	87%	90%	85%	89%	84%
Au oz sold	5,610	6,198	5,619	11,808	8,413

Burnstone experienced setbacks in its planned production build-up during Q2 2012. The main contributor to the production delays was the delay in the completion of the vertical shaft and the associated permanent infrastructure (see below). The delays in completion of the associated shaft infrastructure impacted on service water supply, handling of excess water and the cleaning of spillage in the vertical shaft bottom which negatively impacted shaft availability. Water is required to clean, support and drill and the time lost in replacing burst plastic pipes from the temporary infrastructure and de-water the affected area severely impacted production goals.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2012

An interim upgrade of the temporary infrastructure commenced in March 2012 and the first of the required permanent infrastructure planned for completion by late August 2012:

a.	Water reticulation

Service water is required to operate the drill rigs as well as to clean the broken ore from the long hole stopes. The temporary plastic columns in the decline could not supply the increase in demand on service water due to the size of the pipe column and the rapidly increasing development into new mining areas. Pressure Release Valves (“PRV”) were initially installed to reduce the pressure build-up in the pipe column and thereby preventing pipe column failure. Due to the permanent water settlers not being available the excessive dirt in the water causes these PRV’s to fail, which then cause the pipes to burst.

A further improvement to the temporary water supply system was required and in May 2012 we commenced drilling dedicated boreholes from surface into the various mining regions thereby separating the supply of service water for the various mining areas which reduced the requirement to deliver high volumes through one pipe column.

In addition, additional storage capacity, pumps and pipe columns were also added to the vertical shaft and decline to ensure adequate capacity to remove the dirty water from the mine into the temporary settling dams. The volume of dirty water that can now be handled has been increased substantially which will reduce the time required to de-water ends following a pipe column failure. These upgrades have led to a substantial improvement in service water delivery as of the end of June 2012.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2012

b.	Shaft availability

Shaft availability impacts on the ability to remove broken mineralized material from the mine. Production had to be reduced to fit within the available rock hoisting capacity because otherwise the mining area became congested. Flooding caused by the failure of the water reticulation system also created spillage at shaft bottom. Exacerbating the spillage, under-designed shaft loading arrangements caused shaft unavailability during the time it took to remove the spillage. Development of a dedicated decline down to shaft bottom commenced in Q1 2012, and holed with the shaft barrel in early August. This decline will allow access to effectively clean the spillage at shaft bottom and is expected to significantly improve shaft availability. The improvement in the water reticulation system since mid-June 2012 has already positively impacted on shaft availability due to less spillage from flooding.

The infrastructure problems have adversely impacted on the Burnstone Mine’s ability to achieve its production targets during the second quarter. When comparing the trend achieved during the four quarters of 2011 with the first two quarters of 2012, the impact of the infrastructure challenges in H1 2012 are evident. As originally planned, a continuation of the increase in the monthly development (refer graph below) as evident from the trend in 2011 would have allowed Burnstone to achieve its planned production build-up.

The benefit from improvements in the temporary infrastructure has already had a positive impact on the development rates for July 2012 as is evident from the graph above. Production interruptions were significantly less than in May and June 2012. The completion of the permanent infrastructure expected to significantly reduce the risk of future production interruptions.

The combination of the above factors may have resulted in erroneous investor concerns that long hole stoping (“LHS”) as a mining method has been the cause of the underperformance at Burnstone. However this is not management’s view. The photos below are from recent results using LHS and illustrate that LHS results in good stoping width and fragmentation control.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2012

1320 Diag 6 Panel 1 – Good stoping width control & fragmentation

1320 Diag 6 Panel 2 – Good stoping width control (82cm) in Chlorotoid Shale area

As a result of the infrastructure challenges ore development for the quarter did not achieve the planned 5,863 meters which impacted on opening up stopes and delivery of development ore tonnes to the plant. The interrupted delivery of clean service water to the mining areas had an even more severe impact on stoping as not only is water required for the drill rigs but also to clean the stopes once blasted. Stoping for the quarter was therefore significant below the planned square meters. The lower than planned development and stoping impacted on the Au ounces delivered to the plant as well as Au oz recovered and sold.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2012

Underground Evaluation and Surface Drilling

Infill drilling from surface has continued during Q2 2012 with the objective of improving on the evaluation and structural geometry of certain mining blocks. Underground evaluation is principally effected by channel sampling of exposed sidewalls of development drives and stope panels. Horizontal or shallow dipping cover drilling is undertaken for development control.

The surface drilling continued, but with a reduction to a total of three drill rigs. Two drill rigs have completed delineating reef on Vlakfontein Portion 20, and will move to C Upper extensions, and one drill rig is being used to drill service boreholes. A total of 4,484 meters of drill core were produced during the Q2 2012.

During Q2 2012, 2,620 channel samples were taken from 2,536 metres of development. Channel sampling statistics to end June 2012 indicate 22,372 samples, and an average overall channel width of 73 cm grading 7.55 g/t Au for a Au content of 547 cmg/t. These results are in-line with or better than mine development expectations. The current Life-of-Mine plan indicates an average channel width of 68 cm.

Plans for remainder of 2012 and 2013

Reef development remains the key to delivering the planned ore production build-up. Our infrastructure and production teams need to achieve increasing development targets. Our production build-up plan incorporates the required improvements to infrastructure and training for our people that are required to enable Burnstone to catch-up to its production build-up plan. The Company plans to implement a number of steps in the near term as part of its Burnstone turnaround plan. The Company believes it will be able to reduce costs through reduction of off-site supervisory and premises costs and improved use of labour and water-handling. These cost saving actions could result in aggregate reductions in the range of ZAR20 million ($2.5 million) per month after a few months. Based in part on discussions with the Snowden Group, the independent technical advisors retained by the Company’s lenders, the Company's management currently estimates production in 2012 of 30,000 Au eqv ounces and 90,000-100,000 Au eqv ounces in 2013.

5.	Market Trends

Gold opened at US$1,663 on April 2, 2012 and traded within this range up to early May 2012 when uncertainty in resolving the Euro debt crisis resulted in a downward trend in gold prices. Volatile trading continued for the remainder of the quarter with the price ranging from US$1,540 to US$1,635 per oz and a closing price of US$1,598 was recorded on June 30, 2012. Gold prices remained under pressure subsequent to quarter end and traded between US$1,556 and US$1,625 up to the date of this MD&A.

The price of silver also impacts on the revenue and earnings of the Company, although to a lesser extent than the price of gold. Silver opened on April 2, 2012 at US$32,43 and traded similar to gold with the highest closing for the quarter of US$32.97 recorded on April 3, 2012 before losing ground to close at US$27.08 on June 30, 2012. Silver traded between US$26.67 and US$28.33 subsequent to quarter end up to the date of this MD&A.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2012

The volatility in the gold price and unstable global economic conditions impacted the share price performance of most junior developing precious metal resource Companies. We believe that the delays in the production build-up at our Burnstone Mine and the liquidity concerns created by these delays have impacted severely on our share price.

The exchange rate between the US$, $ and ZAR impacts on the Company’s earnings and cash flow. The ZAR opened at R7.76 against the US$ on April 2, 2012 and after trading at an average exchange rate of US$1 = ZAR8.12 during the quarter, it closed at US$1 = ZAR8.17 on June 30, 2012. The US$ and $ traded at an average of US$1 = $1.0101 during the quarter.

6.	Quarterly Information

	Jun 30 2012	Mar 31 2012	Dec 31 2011	Sept 30 2011	Jun 30 2011	Mar 31 2011	Dec 31 2010	Sept 30 2010
Current assets Other assets	55,743 832,293	75,725 829,924	61,907 788,403	46,263 729,034	76,575 750,077	105,633 718,825	35,038 720,345	60,102 618,993
Total assets	888,036	905,649	850,310	775,297	826,652	824,458	755,383	679,095
Current liabilities Non-current liabilities Shareholders’ equity	105,009 298,403 484,624	83,705 300,293 521,651	79,459 299,283 471,568	100,263 229,220 445,814	87,952 216,748 521,952	89,265 226,479 508,714	115,525 174,141 465,717	87,352 217,146 374,597
Total liabilities and shareholders’ equity	888,036	905,649	850,310	775,297	826,652	824,458	755,383	679,095
Working (deficit) capital[1]	(22,786)	15,242	3,465	(5,438)	30,314	49,419	(27,976)	(19,821)
Revenue Expenses (Loss) profit for the period	32,371 (54,361) (21,990)	33,373 (51,143) (17,770)	40,570 (2,928) 37,642	46,673 (80,660) (33,987)	56,738 (57,789) (1,051)	26,343 (46,684) (20,341)	42,714 (35,528) 7,186	12,230 (35,567) (23,337)
Basic (loss) earnings per share	$ (0.04)	$ (0.04)	$ 0.08	$ (0.07)	$ 0.00	$ (0.05)	$ 0.02	$ (0.07)
Adjusted (loss) earnings per share	$ (0.05)	$ (0.03)	$ (0.01)	$ (0.03)	$ 0.00	$ (0.01)	$ 0.02	$ (0.05)
Weighted average number of common shares outstanding (thousands)	551,997	476,464	475,709	473,856	454,559	431,624	405,857	351,739

1 Working capital includes cash and cash equivalents, trade and other receivables, inventories, trade payables and accrued liabilities and is considered a non-GAAP measure.

Management believes the disappointing second quarter results are anomalous and notes that the Company’s adjusted loss per share had generally been decreasing on a quarterly basis. Decreasing losses were attributable to the increased revenue from trial mining at Hollister as well as the increasing production from Burnstone following commencement of production in Q1 2011. Proceeds from metal sales also benefited from higher average gold and silver prices over the past 24 months. Since early 2011 metal sales from our Hollister property was however impacted by the timing of in-carbon gold delivery to third party refiners due to the challenges in pouring dore on site at our Esmeralda mill. Until steady state production is reached from both operations quarterly fluctuations in metal recovered and sold is expected to impact on the reported earnings. The Company further continues with an aggressive cost management project aimed at reducing the costs at operations as well as exploration and general corporate expenses. Fair value and market to market adjustments on financial instruments also leads to variability in the quarterly profit/loss as is evident in the table above.

7.	Off-Balance Sheet Arrangements

(a) Financial guarantee

In 2007 Great Basin completed a series of transactions in order to achieve compliance with South Africa’s post-apartheid legislation designed to facilitate participation by historical disadvantaged South Africans (“HDSAs”) in the mining industry. This legislation is reflected in the South African Mining Charter and required Great Basin to achieve a target of 26% ownership by HDSA in the Company’s South African projects by 2014. In order to comply with these requirements, Tranter Burnstone (Pty) Ltd (“Tranter”), an HDSA company, acquired 19,938,650 Great Basin treasury common shares for $38 million (ZAR260 million) which, because it involved indirect economic participation in both the Hollister and Burnstone projects, was deemed equivalent to a 26% interest in Burnstone. Tranter borrowed ZAR200 million ($27 million) from Investec Bank Ltd (“Investec”), a South African bank, to partly fund the purchase of the shares and Great Basin gave a loan guarantee in favour of Tranter limited of ZAR140 ($19 million) million. A loan of $15 million (ZAR 116 million) was advanced to Tranter up to May 2012 under the guarantee agreement to enable Tranter to meet its interest payment obligation to Investec.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2012

Tranter was notified by Investec in January 2012 that it is in breach of the requirements of its loan agreement due to an unfunded cash margin call as a consequence of the decline in the value of the Great Basin common shares which serve as collateral for the loan. The Company has advanced approximately $2.7 million (ZAR20 million) since October 2011 under the Guarantee agreement to assist Tranter to meet the margin call requirements plus a further approximately $11 million (ZAR86 million) which was required to meet the unfunded margin call requirements. Following negotiations between the Company, Tranter and Investec, a Term sheet was entered into during late April setting out the mutually beneficial proposal whereby the Company provides Tranter with further financial assistance over a period of 18 months to enable them to meet their proposed restructured loan repayment obligations. In terms of the proposal Investec will remove all cash margin requirements and also restructure the repayment in such a matter that the required assistance from the Company does not impact on its short term cash requirements. Finalization of this restructured financial support is being delayed as a result of the strategic review process the Company has initiated.

The Company has recognized an impairment provision of $18 million against the loan to Tranter as a consequence of an assessment that the likelihood that the monies advanced will be recovered is remote.

(b) Gold Fields royalty arbitration

The Company received notification from Gold Fields Limited ("Gold Fields") that it intends to seek rescission of a 2007 agreement under which Gold Fields cancelled a 2% net smelter royalty over a majority of Area 1 of the Burnstone Mine. Under that transaction, which was part of the Tranter transaction described above, Gold Fields cancelled the royalty for consideration of $11 million (ZAR 80 million), that was paid by Great Basin in 2007, and on the condition that Gold Fields should receive certain Mining Charter score card credits from the South African government, Gold Fields donated the proceeds to Tranter which Tranter used to part fund the acquisition of the Great Basin shares. As Gold Fields has not received these credits, the Company and Gold Fields have been discussing a mutually acceptable settlement that will not impact on the transformation agenda of the South African Government. On March 12, 2012, Gold Fields gave notice of arbitration to the Company in respect of this matter. Other than legal fees, management does not expect this issue to have an impact on the Company's near term cash-flow, development or production targets.

8.	Contractual obligations

Payments due by period
	Total ($’million)	Less than one year ($’million)	1 to 3 years ($’million)	3 to 5 years ($’million)	More than 5 years ($’million)
Convertible debentures (a)(b) Term loan facilities (a)(c) Finance lease liabilities (a)(d) Operating lease obligations Asset retirement obligations Other (e)	146.7 219.8 0.6 0.1 7.2 0.8	10.1 33.1 0.5 0.1 Nil 0.1	136.6 119.1 0.1 Nil Nil 0.2	Nil 67.6 Nil Nil Nil 0.2	Nil Nil Nil Nil 7.2 0.3
Total	$ 375.2	$ 43.9	$ 256	$ 67.8	$ 7.5

Notes

(a)	Amounts include scheduled interest payments.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2012

(b)

The convertible debentures mature on November 30, 2014 and bear interest at the rate of 8% per annum. Interest is payable semi-annually in arrears on May 30 and November 30 of each year. The debentures are direct senior unsecured obligations of the Company and are guaranteed by certain of the Company’s subsidiaries.

(c)	Term loan I

In December 2011 the Company restructured Term loan I by increasing the facility to $152.6 million (US$150 million) and extending repayment to 2016. $132 million (US$130 million) of the restructured facility was drawn down on December 15, 2011 with the remaining $20 million (US$20 million) drawn down during the 6 months ended June 30, 2012. Term loan I has a maximum term of 5 years from December 15, 2011 and capital will be repaid in 16 quarterly consecutive installments, commencing on March 15, 2013. Term loan I bears interest at a premium of 4% over the 3 month US LIBOR rate and is secured by the Company’s Burnstone property, its assets and certain subsidiary guarantees.

Term loan II

The Company closed the $69 million (US$70 million) Term loan II on March 15, 2011. Term loan II has been fully drawn down and is being repaid in 14 remaining quarterly consecutive installments, and bears interest at a premium of 3.75% over the 3 month US LIBOR rate. The Nevada assets and certain guarantees by the Company serve as security for the loan.

(d)

The principal debt amounts will be repaid in equal monthly installments over a period of 12 to 13 months and bear interest at rates between 6.5% and 22.4% on outstanding capital. The finance leases are collateralized by the leased assets which had a carrying value of $1 million at June 30, 2012.

(e)	Other obligations include nominal environmental obligations.

9.	Transactions with Related Parties

Related party transactions are recorded at the exchange amount which is the amount of consideration paid or received as agreed to by the parties. Refer section 7(a) for details on the only related party transaction in the second quarter which was the one involving guarantees in favour of our BEE partner. Information relating to the Company’s related party transactions is available in the Company’s annual financial statements which are available on SEDAR at www.sedar.com.

10.	Critical Accounting Estimates-Going Concern and Asset Impairment Analysis

The Company's accounting policies are presented in note 3 of the most recent annual consolidated financial statements. The preparation of financial statements requires management to use judgment in applying its accounting policies and estimates and assumptions about the future. Estimates and other judgments are continuously evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. These estimates may have a significant impact on the financial statements.

The accompanying financial statements and this management’s discussion and analysis disclosure have been prepared on the basis that the Company is a going concern and that the realizable value of its material assets is at least equal to their carrying values. In order to rely on this assumption management prepared sensitivity value analyses of the Company’s principal projects. Burnstone was designed to be able to produce some 200,000+ ounces Au per year in steady-state operations. The sensitivity analysis demonstrates that if Burnstone achieves only approximately two thirds of this goal (140,000 ounces per year from 2014 onwards) there is no impairment currently called for (using current consensus gold price forecasts and a 10% discount rate). Great Basin’s engineering team has confirmed that it believes the minimum 140,000 ounces is very achievable. In addition to the in-house valuation performed on the Nevada project, the Company recently received non-binding third party proposals to purchase the Hollister assets for amounts supporting the carrying value of these assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2012

The Board of Directors has recently initiated a review process to consider a range of strategic alternatives with a view to preserving and enhancing shareholder value in light of the Company’s continuing financial challenges. Strategic alternatives are likely to include, but are not limited to, the sale of all or a portion of the Company's assets, a merger or other business combination transaction involving a third party acquiring all of the Company, a capital raising, recapitalization, reorganization, or restructuring of the Company, as well as continued execution of the Company's existing business plan, or some combination of these alternatives. The Company is also working with its lenders to potentially restructure the current term loan facilities to improve the Company’s cash flow in the short to medium term. In assessing whether the Company was a going concern management was cognizant of the near term liquidity challenges. However after assessing the carrying value of the principal assets management and the Board of Directors concluded that the realizable value of the Company’s aggregate assets continues to exceed aggregate liabilities by a significant margin. Given the residual shareholders’ equity in the business, management and the Board believes that a solution to the liquidity issue is more likely than not and hence has concluded in favour of going concern treatment. The short term liquidity problem is currently the principal risk facing the Company and its shareholders.

11.	Financial Instruments

(i) Zero cost collar program I

In connection with Term loan I (refer note 8(a) of the interim consolidated financial statements for the three and six months ended June 30, 2012), the Company executed a zero cost collar hedge program for a total 165,474 gold ounces over a period of five years that commenced in January 2012.

The pricing and delivery dates of the put and call options are presented in note (iii) below.

The marked-to-market movements until June 30, 2012 were calculated using an option pricing model with inputs based on the following assumptions:

	June 30 2012	December 31 2011
Gold price (per ounce) Risk free interest rate Expected life Gold price volatility	US$1,599 0.31% - 0.96% 1 – 54 months 18.08% - 27.50%	US$1,564 0.33% - 1.285% 1 – 60 months 20.35% - 32%

Gold delivery positions as at June 30, 2012:

	June 302012	December 31 2011
Expired unexercised at no cost Delivered Remaining positions	7,776 ounces Nil ounces 157,698 ounces	Nil ounces Nil ounces 165,474 ounces

(ii) Zero cost collar program II

In connection with Term loan II (refer note 8(b) of the interim consolidated financial statements for the three and six months ended June 30, 2012), the Company executed a ZCC hedge program for a total 117,500 gold ounces over a period of four years that commenced in January 2012.

The pricing and delivery dates of the put and call options are presented in note (iii) below.

The marked-to-market movements until June 30, 2012 were calculated using an option pricing model with inputs based on the following assumptions:

	June 30 2012	December 31 2011
Gold price (per ounce) Risk free interest rate Expected life Gold price volatility	US$1,599 0.31% - 0.79% 1 – 42 months 18.08% - 26.51%	US$1,564 0.33% - 1.06% 1 – 48 months 20.35% - 30.76%

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2012

Gold delivery positions as at June 30, 2012:

	June 30 2012	December 31 2011
Expired unexercised at no cost Delivered Remaining positions	5,250 ounces Nil ounces 112,250 ounces	Nil ounces Nil ounces 117,500 ounces

(iii) Gold delivery positions

The Company’s gold delivery positions as at June 30, 2012 are as follows:

Put options

	Strike price	2012 AU oz	2013 AU oz	2014 AU oz	2015 AU oz	2016 AU oz	Total AU oz
ZCC – 1 ZCC – 1 ZCC – 1 ZCC – 2	$900 $950 $1,200 $1,050	13,536 - - 5,250	- 28,506 - 36,000	- - 34,008 36,000	- - 39,768 35,000	- - 41,880 -	13,536 28,506 115,656 112,250
		18,786	64,506	70,008	74,768	41,880	269,948

Call options

	Strike price	2012 AU oz	2013 AU oz	2014 AU oz	2015 AU oz	2016 AU oz	Total AU oz
ZCC – 1 ZCC – 1 ZCC – 2	$1,890 $1,930 $1,930	6,768 6,768 5,250	14,253 14,253 36,000	17,004 17,004 36,000	19,884 19,884 35,000	20,940 20,940 -	78,849 78,849 112,250
		18,786	64,506	70,008	74,768	41,880	269,948

Refer to section 7 above for information relating to the fair value of the financial guarantee and also note 27 of the 2011 annual financial statements for a summary of the Company’s financial assets and liabilities.

12.	Other

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

12.1	Non GAAP measures

The Company makes reference to certain non-GAAP measures in its reporting and believes that these measures, in addition to conventional measures prepared in accordance with GAAP, are used by certain investors to evaluate the Company’s performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Working capital
Working capital includes cash and cash equivalents, trade and other receivables, current inventories, trade payables and accrued liabilities and is considered a non-GAAP measure.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2012

Cash production cost

The reconciliation of production cost to cash production cost is presented below:	3 months ended June 30, 2012		3 months ended June 30, 2011
	Nevada ($’000)	South Africa ($’000)	Nevada ($’000)	South Africa ($’000)
Production cost relating to metal sold Net proceeds tax included in income tax expense Average inventory cost adjustment. Inventory adjustment Non-cash overhead costs included in production cost.	$16,540 $411 - ($1,904) ($440)	$13,625 - - ($582)	$20,840 $762 - ($494)	$8,432 - $2,449[3] ($300)
Total cash production costs for the period	$14,607	$13,043	$21,108	$10,581
Au eqv oz sold Ore tonnes processed Cash production cost per Au eqv oz Cash production cost per tonne	14,863 25,811 $983 $566	5,610 223,354 $2,325 $58	34,522 30,043 $611 $703	5,619 185,632 $1,883 $57

The Company reports cash cost of ounces sold and tonnes produced. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. Cash production cost includes direct development, mining, royalties and processing costs incurred in the recovery of and disposal of Au and Ag as well as allocated overhead charges.

	6 months ended June 30, 2012		6 months ended June 30, 2011
	Nevada ($’000)	South Africa ($’000)	Nevada ($’000)	South Africa ($’000)
Production cost relating to metal sold Net proceeds tax included in income tax expense Average inventory cost adjustment. Inventory adjustment Non-cash overhead costs included in production cost.	$29,583 $741 - ($1,904) ($759)	$27,653 - - - ($1,089)	$32,080 $1,212 - - ($562)	$10,888 - $8,867[4] - ($405)
Total cash production costs for the period	$27,661	$26,564	$32,730	$19,350
Au eqv oz sold Ore tonnes processed Cash production cost per Au eqv oz Cash production cost per tonne	30,220 45,853 $915 $603	11,808 383,386 $2,250 $69	51,846 48,027 $631 $681	8,413 307,143 $2,300 $63

Adjusted loss per share
Adjusted loss per share is used by the Company to compare quarterly and annual results on a sustaining basis by eliminating certain fair value adjustments and out of the ordinary expenses incurred.

The reconciliation of loss per share to adjusted loss per share is presented below:

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3 An adjustment is made to eliminate the impact of the opening stock pile on February 1, 2011 on the average cost in the first year of production build-up.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2012

	3 months ended		6 months ended
	June 30, 2012 ($’000)	June 30, 2011 ($’000)	June 30, 2012 ($’000)	June 30, 2011 ($’000)
Loss for the period Impairment of loan due from related party Interest expense capitalized Profit/loss on derivative instruments	($21,990) $1,377 - ($8,108)	($1,051) - - $1,373	($39,760) $4,000 - ($7,610)	($21,392) - ($2,515) $16,205
Adjusted (loss)/earnings for the period	($28,721)	$322	($43,370)	($7,702)
Weighted average number of common shares outstanding (‘000) Adjusted (loss)/earnings per share	551,997 ($0.05)	454,559 $0.00	514,231 ($0.08)	443,155 ($0.02)

12.3	Disclosure Controls and Procedures

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under securities legislation is accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure. They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. The Company evaluates its disclosure controls and procedures annually.

It should be noted that while our officers believe that our disclosure controls and procedures provide a reasonable level of assurance with regard to their effectiveness, they do not expect that the disclosure controls and procedures or internal controls over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, but not absolute, assurance that the objectives of the control system are met.

12.4	Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

There have been no significant changes in internal controls over financial reporting that have affected or are reasonably likely to affect our internal control over financial reporting during the quarterly period ended June 30, 2012.

4 An adjustment is made to eliminate the impact of the opening stock pile on February 1, 2011 on the average cost in the first year of production build-up.